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June 27, 2023

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	Office of Technology
Mr. David Edgar – Senior Staff Accountant
Ms. Kathleen Collins – Accounting Branch Chief

Re:	Pintec Technology Holdings Ltd
Form 20-F for the Year Ended December 31, 2022
Filed May 15, 2023
File No. 001-38712

Dear Mr. David Edgar and Ms. Kathleen Collins:

I refer to the comment letter from the staff dated June 14, 2022 relating to Pintec Technology Holdings Limited’s (the “Company”) Form 20-F filing for the fiscal year ended December 31, 2022. Since the Company needs more time to prepare responses, the Company respectfully requests an extension to respond to the letter until July 14, 2023.

Very truly yours,

/s/ Yang Ge

cc:	Zexiong Huang, Chief Executive Officer, Pintec Technology Holdings Ltd